UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

1 Kampong Ampat
#08-11 One KA MacPherson
Singapore 368314

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Entry into Material Definitive Agreement

On July 17, 2026, Ohmyhome Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) (the “Purchasers”) for a private placement (the “Private Placement”) of (i) 5,333,331 Class A ordinary shares, par value $0.01 per share, of the Company (the “Class A Ordinary Shares”) and (ii) 5,333,331 warrants (the “Warrants”, and the Class A Ordinary Shares underlying such Warrants, the “Warrant Shares”), with each Warrant to purchase one Class A Ordinary Share initially, at a combined price of $0.30 per share and one associated Warrant.

The exercise price to purchase each Warrant Share is at an initial exercise price of $0.30 per share, subject to adjustment including cashless exercise, however, in no event shall the cash exercise price be lower than $0.10 per share. The Warrants are exercisable upon issuance (the “Initial Exercise Date”) and will expire five years from the Initial Exercise Date. In addition, starting on the 7th calendar day following the Initial Exercise Date, the holder of the Warrants may alternatively exchange all, or any part, of the Warrants into such aggregate number of Class A Ordinary Shares equal to the product of (x) nine (9), multiplied by (y) such aggregate number of Class A Ordinary Shares underlying such portion of the Warrants to be exercised.

The Private Placement is expected to close on July 17, 2026, and the Company is expected to receive a gross proceeds of approximately $1.6 million, before the deduction of customary expenses. The Company intends to use the for working capital and general corporate purposes.

The securities referenced therein were issued and sold in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation S thereunder. Each purchaser represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares, Warrants, and Warrant Shares for the account or benefit of any U.S. person.

The foregoing description of the Warrants and the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Warrants and the Securities Purchase Agreement, forms of which are attached hereto as Exhibits 4.1 and 10.1 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2026	Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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